MEDIA RELEASE

SMART Reports Second Quarter 2013 Financial Results

•	Revenue of $170.8 million

•	Gross margin of 45%

•	Adjusted EBITDA of $26.7 million

•	Adjusted Net Income of $13.0 million

CALGARY, Alberta – November 7, 2012 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its second quarter ended September 30, 2012.

“In the second quarter, we continued to experience a decline in North American education revenue primarily due to the challenging funding environment. This decline was partially offset by double digit growth in EMEA which demonstrates the value of our products in under-penetrated markets,” stated Drew Fitch, Vice President, Finance and CFO of SMART. “We will continue to manage our cost structure and improve our overall operating efficiency in light of the ongoing uncertainty in our largest education market.”

“SMART has a strong reputation and brand in education which we must sustain and emulate in our enterprise segment,” said Neil Gaydon, President and CEO of SMART. “Over the coming months, we will shape our strategy and align our structure and resources appropriately. Given that I have only been in the role two weeks and I am still evaluating the company’s strategy to ensure we make the right decisions, we will not be issuing guidance at this time. While we expect the volatility in education markets to continue, with improved strategic direction, the company will be positioned for longer-term success.”

	GAAP Results
	Three months ended September 30,		Six months ended September 30,
($ millions)	2012	2011	2012	2011
Revenue	$170.8	$210.3	$345.3	$412.7
Net Income	$13.9	$0.6	$15.4	$23.6

	Non-GAAP Results
	Three months ended September 30,		Six months ended September 30,
($ millions)	2012	2011	2012	2011
Adjusted EBITDA	$26.7	$49.5	$51.8	$96.7
Adjusted Net Income	$13.0	$31.2	$25.6	$59.0

Total revenue for the second quarter of fiscal 2013 was $170.8 million, a decrease of 19% compared to $210.3 million in the prior-year period. Revenue for the quarter grew in EMEA by 11% and was down in North America and Rest of World by 29% and 25% year over year, respectively. In terms of unit sales, 111,741 interactive displays were sold in the quarter, compared to 111,008 units sold in the prior-year period. Average selling price for the second quarter was $1,234, compared to $1,430 in the prior-year period. Total revenue for the first half of fiscal 2013 was $345.3 million, a decrease of 16% over the prior-year period. Revenue in the first half of the year increased in EMEA by 12% and declined in North America and Rest of World by 25% and 15% year over year, respectively. Average selling price for the first half of fiscal 2012 was $1,317, compared to $1,479 in the prior-year period.

Gross profit for the second quarter of fiscal 2013 was $76.6 million, compared to $97.0 million in the prior-year period. Gross margin for the second quarter was 45%, compared to 46% for the same period last year.

Cash operating expenses increased nominally by $0.4 million from $52.9 million in the second quarter of fiscal 2012 to $53.3 million in the second quarter of fiscal 2013. Over the recent quarter, we incurred $2.1 million in one-time costs relating to the strategy and business process reviews. Excluding these one-time costs, cash operating expenses declined by 3%, or $1.7 million.

Adjusted EBITDA for the second quarter of fiscal 2013 was $26.7 million, representing an Adjusted EBITDA margin of 15%, compared to $49.5 million or 23% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $13.9 million for the second quarter of fiscal 2013, compared to $0.6 million in the prior-year period. GAAP diluted EPS was $0.11 based on 123.9 million weighted-average shares outstanding, compared to $0.00 based on 124.3 million weighted-average shares outstanding during the same period last year. GAAP net income during the quarter ended September 30, 2012, included an $8.3 million non-cash foreign exchange gain, primarily due to the conversion of our U.S. dollar-denominated long-term debt into the company’s functional currency of Canadian dollars, compared to a $22.7 million foreign exchange loss included in the same period last year.

Adjusted Net Income for the second quarter of fiscal 2013 was $13.0 million, compared to $31.2 million in the same period last year. Adjusted diluted EPS was $0.10 based on 123.9 million weighted-average shares outstanding, compared to $0.25 based on 124.3 million weighted-average shares outstanding for the second quarter of fiscal 2012.

As of September 30, 2012 SMART had cash and cash equivalents of $123.9 million and $289.8 million of debt outstanding.

Conference Call Information

SMART will host a conference call today, November 7, 2012, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #50046464. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through November 17, 2012, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 50046464.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than two million classrooms worldwide, reaching over 40 million students and their teachers. In business, our FreestormTM visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to our ability to manage our cost structure and improve our overall operating efficiency, ongoing uncertainty and continued volatility in the education market, our ability to shape our strategy and align our structure and resources appropriately, and our ability to position the company for longer-term success.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form and in our management’s discussion and analysis for the twelve months ended March 31, 2012, which are included in our Annual Report on Form 40-F.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring and other income. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of dollars, except for percentages, shares, per share amounts, units and average selling prices)

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Consolidated Statements of Operations
Revenue	$170.8	$210.3	$345.3	$412.7
Cost of sales	94.2	113.3	188.0	215.4

Gross margin	76.6	97.0	157.3	197.3

Operating expenses
Selling, marketing and administration	42.1	43.1	90.2	89.7
Research and development	11.9	11.9	25.1	24.8
Depreciation and amortization	7.9	7.7	15.5	15.3
Restructuring costs	3.1	4.5	3.2	4.5

Operating income	11.6	29.8	23.3	63.0
Non-operating expenses
Other loss (income), net	0.3	(0.1)	0.2	(0.2)
Interest expense	3.4	4.1	6.6	8.2
Foreign exchange (gain) loss	(8.3)	22.7	(2.0)	21.4

Income before income taxes	16.2	3.1	18.5	33.6
Income tax expense	2.3	2.5	3.1	10.0

Net income	$13.9	$0.6	$15.4	$23.6

Earnings per share
Basic	$0.12	$0.00	$0.13	$0.19
Diluted	$0.11	$0.00	$0.12	$0.19
Weighted-average number of shares outstanding
Basic	120,984,474	123,651,870	121,176,797	123,712,000
Diluted	123,857,584	124,330,620	124,049,907	124,390,750
Period end number of shares outstanding	120,950,351	123,116,502	120,950,351	123,116,502
Selected Data
Revenue by geographic location
North America	$99.2	$139.5	$221.1	$293.3
Europe, Middle East and Africa	56.4	50.6	94.3	84.5
Rest of World	15.2	20.2	29.9	34.9

	$170.8	$210.3	$345.3	$412.7

Revenue change(1)	(18.8)%	(5.6)%	(16.3)%	(6.6)%
As a percent of revenue
Gross margin	44.8%	46.1%	45.6%	47.8%
Selling, marketing and administration	24.6%	20.5%	26.1%	21.7%
Research and development	7.0%	5.7%	7.3%	6.0%

Adjusted EBITDA(2)	$26.7	$49.5	$51.8	$96.7
Adjusted EBITDA as a percent of revenue(2)(3)	15.4%	23.2%	14.8%	23.1%

Adjusted Net Income(4)	$13.0	$31.2	$25.6	$59.0
Adjusted Net Income per share(4)(5)
Basic	$0.11	$0.25	$0.21	$0.48
Diluted	$0.10	$0.25	$0.20	$0.48

Total number of interactive displays sold(6)	111,741	111,008	206,552	212,487
Average selling price of interactive displays sold(7)	$1,234	$1,430	$1,317	$1,479

Total assets	$541.5	$514.9	$541.5	$514.9
Total long-term liabilities	$395.8	$385.0	$395.8	$385.0

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in a subsequent section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in a subsequent section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(6)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	September 30, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$123.9	$95.5
Trade receivables	104.8	94.3
Other current assets	14.2	13.8
Income taxes recoverable	16.0	10.1
Inventory	74.6	110.8
Deferred income taxes	14.9	14.0

	348.4	338.5

Property and equipment	107.1	109.7
Goodwill and intangible assets	61.9	66.5
Deferred income taxes	20.1	19.9
Deferred financing fees	4.0	5.0

	$541.5	$539.6

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$101.1	$120.5
Deferred revenue	36.8	34.0
Current portion of long-term debt	3.1	3.1

	141.0	157.6

Long-term debt	286.7	288.2
Other long-term liabilities	6.2	5.7
Deferred revenue	95.3	90.8
Deferred income taxes	7.6	8.9

	536.8	551.2
Shareholders’ equity (deficit)
Share capital	691.3	696.4
Accumulated other comprehensive loss	(11.7)	(10.8)
Additional paid-in capital	39.8	32.9
Deficit	(714.7)	(730.1)

	4.7	(11.6)

	$541.5	$539.6

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Six months ended September 30,
	2012	2011
Cash provided by (used in)
Operations
Net income	$15.4	$23.6
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	17.5	17.1
Non-cash interest expense on long-term debt	1.7	1.4
Stock-based compensation	2.5	5.6
(Gain) loss on foreign exchange	(2.3)	23.3
Deferred income tax recovery	(1.9)	(6.1)
Loss on disposal of property and equipment	0.4	0.2
Change in non-cash working capital	6.8	(38.2)

Cash provided by operating activities	40.1	26.9
Investing
Capital expenditures	(9.3)	(10.4)
Intangible assets	(0.1)	—

Cash used in investing activities	(9.4)	(10.4)
Financing
Repurchase of common shares	(0.7)	(2.9)
Repayment of debt	(1.5)	(46.5)
Participant equity loan plan, net	0.1	0.2

Cash used in financing activities	(2.1)	(49.2)
Effect of exchange rate changes on cash and cash equivalents	(0.2)	(2.3)

Net increase (decrease) in cash and cash equivalents	28.4	(35.0)
Cash and cash equivalents, beginning of period	95.5	119.0

Cash and cash equivalents, end of period	$123.9	$84.0

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Adjusted EBITDA
Net income	$13.9	$0.6	$15.4	$23.6
Income tax expense	2.3	2.5	3.1	10.0
Depreciation in cost of sales	1.0	0.9	2.0	1.8
Depreciation and amortization	7.9	7.7	15.5	15.3
Interest expense	3.4	4.1	6.6	8.2
Foreign exchange (gain) loss	(8.3)	22.7	(2.0)	21.4
Change in deferred revenue(1)	2.2	3.4	5.1	5.4
Stock-based compensation	0.7	2.1	2.5	5.6
Costs of restructuring(2)	3.3	5.6	3.4	5.6
Other loss (income), net	0.3	(0.1)	0.2	(0.2)

Adjusted EBITDA	$26.7	$49.5	$51.8	$96.7

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $11.6 million and $11.7 million in the three months ended September 30, 2012 and 2011, respectively, and we deferred revenue of $23.5 million and $21.9 million in the six months ended September 30, 2012 and 2011, respectively.

(2)

Includes costs of $3.1 million and $3.2 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and six months ended September 30, 2012 ($4.5 million for both the three and six months ended September 30, 2011) and $0.2 million in inventory write-offs recorded in cost of sales for both the three and six months ended September 30, 2012 ($1.1 million for both the three and six months ended September 30, 2011).

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Adjusted Net Income
Net income	$13.9	$0.6	$15.4	$23.6
Adjustments to net income
Amortization of intangible assets	2.4	2.4	4.8	4.8
Foreign exchange (gain) loss	(8.3)	22.7	(2.0)	21.4
Change in deferred revenue(1)	2.2	3.4	5.1	5.4
Stock-based compensation	0.7	2.1	2.5	5.6
Costs of restructuring(2)	3.3	5.6	3.4	5.6

	0.3	36.2	13.8	42.8
Tax impact on adjustments(3)	1.2	5.6	3.6	7.4

Adjustments to net income, net of tax	(0.9)	30.6	10.2	35.4

Adjusted Net Income	$13.0	$31.2	$25.6	$59.0

Adjusted Net Income per share
Earnings per share – basic	$0.12	$0.00	$0.13	$0.19
Adjustments to net income, net of tax, per share	(0.01)	0.25	0.08	0.29

Adjusted Net Income per share – basic	$0.11	$0.25	$0.21	$0.48

Earnings per share – diluted	$0.11	$0.00	$0.12	$0.19
Adjustments to net income, net of tax, per share	(0.01)	0.25	0.08	0.29

Adjusted Net Income per share – diluted	$0.10	$0.25	$0.20	$0.48

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Includes costs of $3.1 million and $3.2 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and six months ended September 30, 2012 ($4.5 million for both the three and six months ended September 30, 2011) and $0.2 million in inventory write-offs recorded in cost of sales for both the three and six months ended September 30, 2012 ($1.1 million for both the three and six months ended September 30, 2011).

(3)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average exchange rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2012 SMART Technologies. Freestorm, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.